Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2021 Financial Results and Announces Change of Board Composition

- Achieves Record-High Results in Multiple Operating and Financial Metrics -

BEIJING, September 15, 2021 — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the second quarter ended June 30, 2021 and the Change of Board Composition.

Second Quarter 2021 Operating and Financial Highlights

Total computing power sold was 5.9 million Thash/s, up 126.9% from 2.6 million Thash/s in the same period of 2020 and up 200.0% from 2.0 million Thash/s in the first quarter of 2021, setting a new high mark. The robust year-over-year and sequential increases were mainly due to the increase in the number of Bitcoin mining machines being delivered driven by strong market demand.

As of June 30, 2021, the Company had cash and cash equivalents of RMB1,220.2 million (US$189.0 million), up 211.8% compared to RMB391.3 million as of December 31, 2020, primarily due to a larger number of down payments received by the Company as a result of the larger volume of sales orders of Bitcoin mining machines, as well as the net proceeds from the Company’s registered direct offering in May 2021.

Total net revenues were RMB1,081.8 million (US$167.5 million), marking the strongest quarterly sales in the Company’s operating history, up 507.3% from RMB178.1 million in the same period of 2020, and up 168.6% from RMB402.8 million in the first quarter of 2021.

Gross profit was RMB427.1 million (US$66.2 million), up 887.0% from RMB43.3 million in the same period of 2020, and up 119.9% from RMB194.2 million in the first quarter of 2021.

Net income was RMB245.0 million (US$37.9 million), marking the highest quarterly net profit since the Company’s initial public offering in 2019 (the “IPO”), compared to a net loss of RMB16.8 million in the same period of 2020 and a net income of RMB1.2 million in the first quarter of 2021.

Non-GAAP adjusted net income was RMB320.1 million (US$49.6 million), again signifying a new high mark since the Company’s IPO, compared to a non-GAAP adjusted net loss of RMB16.0 million in the same period of 2020 and a non-GAAP adjusted net income of RMB143.2 million in the first quarter of 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We delivered a remarkable performance in the second quarter of 2021. Despite unexpected regulatory policy dynamics and Bitcoin price volatility, we achieved record-high topline results as we delivered a robust 5.9 million Thash/s of computing power to our clients. During the second quarter and recently, we also secured substantial preorders, thanks to the effective execution of our strategies, including business development in the overseas markets, institutional client relationship building, and strengthening our supply chain. Regarding our self-operated Bitcoin mining program, we plan to continue to deploy computing power to grasp the tremendous opportunities of Bitcoin mining. We also made encouraging strides in the AI business by launching our self-developed edge AI chip, Kendryte K510, and garnered demand from multiple outstanding clients in the technology field. Looking ahead, while we endeavor to gain greater market share in our Bitcoin mining machine business, we will continue our research and development efforts to further advance our underlying ASIC and edge computing technologies, propelling forward our growth prospects.”

Mr. James Cheng, Chief Financial Officer of Canaan, stated, “We reported solid financial results for the quarter. Besides the record-setting revenue of RMB1.08 billion and a non-GAAP net profit of RMB320.1 million, our vigorous book of preorders, primarily from overseas clients, have brought abundant prepayments, which further enhanced our cash position. This enabled us to secure future wafer supply, grow our research and development team, and carry out strategic investments. Currently, we are fully aware of the industry-wide challenges, such as Bitcoin price fluctuation, wafer supply instability, regulatory uncertainties in different countries. Nevertheless, we remain confident in our effective growth strategies, technologically advanced products, solid operating capabilities, as well as the enormous potential of the industry.”

Second Quarter 2021 Financial Results

Total net revenues in the second quarter of 2021 increased by 507.3% to RMB1,081.8 million (US$167.5 million) from RMB178.1 million in the same period of 2020, and up 168.6% compared to RMB402.8 million in the first quarter of 2021. The year-over-year and quarter-over-quarter increases were mainly due to the substantial increase in total computing power sold.

Cost of revenues in the second quarter of 2021 increased to RMB654.6 million (US$101.4 million) from RMB134.8 million in the same period of 2020 and RMB208.6 million in the first quarter of 2021. Both the year-over-year and sequential increases in cost of revenues were in line with the increases in the Company’s Thash sales volume and cost per Thash.

Gross profit in the second quarter of 2021 was RMB427.1 million (US$66.2 million), up 887.0% from RMB43.3 million in the same period of 2020 and up 119.9% from RMB194.2 million in the first quarter of 2021.

Total operating expenses in the second quarter of 2021 were RMB261.6 million (US$40.5 million), compared to RMB62.2 million in the same period of 2020 and RMB207.9 million in the first quarter of 2021, as the Company enhanced its investment in research and development efforts and sales bonus spending during the quarter.

Research and development expenses in the second quarter of 2021 were RMB64.0 million (US$9.9 million), representing an increase of 145.4% from RMB26.1 million in the same period of 2020 and an increase of 10.0% from RMB58.2 million in the first quarter of 2021. The increase was primarily attributable to the increased headcounts in technology related departments. Research and development expenses in the second quarter of 2021 also included share-based compensation expenses of RMB23.7 million (US$3.7 million).

Sales and marketing expenses in the second quarter of 2021 were RMB25.8 million (US$4.0 million), compared to RMB6.5 million in the same period of 2020 and RMB6.3 million in the first quarter of 2021. The increase was mainly attributable to the increased sales bonus for the outstanding sale performance in the quarter. Sales and marketing expenses in the second quarter of 2021 also included share-based compensation expenses of RMB1.8 million (US$0.3 million).

General and administrative expenses in the second quarter of 2021 were RMB171.9 million (US$26.6 million), compared to RMB29.6 million in the same period of 2020 and RMB143.4 million in the first quarter of 2021. The increase was mainly due to the staff cost and the rental costs for new offices expansion. General and administrative expenses in the second quarter of 2021 also included share-based compensation expenses of RMB126.5 million (US$19.6 million).

Income from operations in the second quarter of 2021 was RMB165.5 million (US$25.6 million), compared to a loss from operations of RMB18.9 million in the same period of 2020 and a loss from operations of RMB13.7 million in the first quarter of 2021.

Change in fair value of warrant liability in the second quarter of 2021 was a gain of RMB77.7 million (US$12.0 million), compared to nil in the same period of 2020 and nil in the first quarter of 2021, due to the fair value change in warrants issued in May 2021.

Net income attributable to ordinary shareholders in the second quarter of 2021 reached a new high since the Company’s IPO to RMB245.0 million (US$37.9 million), compared to a net loss of RMB16.8 million in the same period of 2020 and a net income of RMB1.2 million in the first quarter of 2021.

Non-GAAP adjusted net income in the second quarter of 2021 was RMB320.1 million (US$49.6 million), compared to a non-GAAP adjusted net loss of RMB16.0 million in the same period of 2020 and a non-GAAP adjusted net income of RMB143.2 million in the first quarter of 2021. Non-GAAP adjusted net (loss)/income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, was a loss of RMB10.2 million (US$1.6 million), compared with a loss of RMB0.08 million in the same period of 2021 and a gain of RMB2.4 million in the first quarter of 2021, due to the US dollar depreciation against the Renminbi during the second quarter of 2021.

Basic net earnings per American depositary share (“ADS”) in the second quarter of 2021 was RMB1.46 (US$0.23). In comparison, basic net loss per ADS in the same period of 2020 was RMB0.11, while basic net earnings per ADS in the first quarter of 2021 was RMB0.01. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the second quarter of 2021 was RMB1.40 (US$0.22). In comparison, diluted net loss per ADS in the same period of 2020 was RMB0.11, while diluted net earnings per ADS in the first quarter of 2021 was RMB0.01. Each ADS represents 15 of the Company’s Class A ordinary shares.

Contract liabilities as of June 30, 2021, were RMB1,040.6 million (US$161.2 million), increasing from RMB430.4 million as of December 31, 2020, mainly due to the increased down payments for the sales orders of Bitcoin mining machines to be delivered in the coming quarters.

As of June 30, 2021, the Company had cash and cash equivalents of RMB1,220.2 million (US$189.0 million), up 211.8% compared to RMB391.3 million as of December 31, 2020.

Recent Developments

The Company’s Share Repurchase Update

Between September 22, 2020, and September 12, 2021, the Company has cumulatively deployed approximately US$9.3 million to repurchase approximately 2.51 million ADSs under the Company’s share repurchase program with a total authorized amount of up to US$10 million.

Strategic Investment

On August 11, 2021, the Company through its wholly-owned subsidiary, Hangzhou Canaan Creative Information Technology Limited, entered into an agreement with Pixelworks Semiconductor Technology (Shanghai) Co., Ltd.(“PWSH”), a subsidiary of Pixelworks, Inc. (NASDAQ: PXLW) (“Pixelworks”) to invest approximately US$3.1 million in cash in exchange for an equity interest in PWSH (the “Investment”), subject to certain closing conditions. PWSH designs, manufactures and sales visual display processing semiconductors and custom application specific integrated circuits solutions for video applications, advanced media processing, and the efficient delivery and streaming of video in the target markets of smartphones, tablets, digital projection systems, high-quality video infrastructure equipment, and over-the-air streaming devices. This investment reflects the Company’s strategy of further expanding Canaan’s compelling computing power beyond cryptocurrency mining to AI solutions.

Change of Board Composition

Mr. Jiaxuan Li, a director of the Company, has stepped down from the board of directors of the Company for personal reasons, effective September 15, 2021.

Mr. Jiaxuan Li has served as a director of the Company since December 2015. Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “On behalf of the board of directors, I would like to express our sincerest gratitude to Mr. Jiaxuan Li, for his outstanding contributions to the Company over the past years. We wish him success in his future endeavors.”

Business Outlook

For the third quarter of 2021, the Company expects total revenues to have a sequential increase of 10% to 30%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Wednesday, September 15, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event	Title: Canaan Inc. Second Quarter 2021 Earnings Conference Call
Registration	Link: http://apac.directeventreg.com/registration/event/6764915

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through September 22, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	6764915

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net loss, adjusted net income, adjusted net (loss)/income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net loss as net loss excluding share-based compensation expense and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net income/loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	391,310	1,220,236	188,990
Restricted cash	4,494	126	20
Short-term investments	62,386	—	—
Accounts receivable	7,128	372	58
Inventories	225,522	587,112	90,932
Prepayments and other current assets	316,366	1,419,606	219,869

Total current assets	1,007,206	3,227,452	499,869

Non-current assets:
Property, equipment and software	12,193	16,147	2,501
Right-of-use assets, net	14,422	30,423	4,712
Other non-current assets	2,530	3,617	559
Non-current financial investment	25	—	—

Total non-current assets	29,170	50,187	7,772

Total assets	1,036,376	3,277,639	507,641

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	34,754	—	—
Accounts payable	37,407	107,790	16,695
Notes payable	13,963	—	—
Contract liabilities	430,388	1,040,551	161,161
Accrued liabilities and other current liabilities	63,343	180,189	27,908
Lease liabilities, current	12,621	18,111	2,804

Total current liabilities	592,476	1,346,641	208,568

Non-current liabilities:
Lease liabilities, non-current	3,322	12,363	1,915
Warrant liability	—	54,736	8,478
Other non-current liabilities	8,020	6,929	1,072

Total non-current liabilities	11,342	74,028	11,465

Total liabilities	603,818	1,420,669	220,033

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized,2,372,222,222 and 2,613,169,978 shares issued, 2,328,326,132 and 2,569,273,888 shares outstanding as of December 31, 2020 and June 3o, 2021, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 43,896,090 shares as of December 31, 2020 and June 30, 2021)	(23,915)	(23,915)	(3,704)
Additional paid-in capital	1,634,619	2,820,748	436,878
Statutory reserves	97,307	97,307	15,071
Accumulated other comprehensive loss	(79,780)	(87,664)	(13,577)
Accumulated deficit	(1,195,673)	(949,506)	(147,060)

Total shareholders’ equity	432,558	1,856,970	287,608

Total liabilities and shareholders’ equity	1,036,376	3,277,639	507,641

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Net revenues
Products revenue	162,925	396,562	1,079,429	167,182
Leases revenue	15,109	5,922	1,634	253
Service revenue	57	224	—	—
Mining income	—	—	655	101
Other revenues	35	66	43	7

Total net revenues	178,126	402,774	1,081,761	167,543
Cost of revenues	(134,849)	(208,556)	(654,631)	(101,389)

Gross profit	43,277	194,218	427,130	66,154

Operating expenses:
Research and development expenses	(26,073)	(58,161)	(63,975)	(9,908)
Sales and marketing expenses	(6,520)	(6,298)	(25,774)	(3,992)
General and administrative expenses	(29,587)	(143,426)	(171,892)	(26,623)

Total operating expenses	(62,180)	(207,885)	(261,641)	(40,523)

(Loss)/income from operations	(18,903)	(13,667)	165,489	25,631
Interest income	873	430	1,977	306
Change in fair value of warrant liability	—	—	77,676	12,030
Investment income	1,923	184	93	14
Interest expense	(1,519)	(231)	(15)	(2)
Foreign exchange gains/(losses), net	80	13,008	(556)	(86)
Other income, net	831	1,489	636	99

(Loss)/income before income tax expenses	(16,715)	1,213	245,300	37,992
Income tax expense	(72)	(9)	(337)	(52)

Net (loss)/income	(16,787)	1,204	244,963	37,940

Foreign currency translation adjustment, net of nil tax	(81)	2,357	(10,241)	(1,586)

Total comprehensive (loss)/income	(16,868)	3,561	234,722	36,354

Weighted average number of shares used in per share calculation:
— Basic	2,350,123,270	2,349,277,761	2,523,225,188	2,523,225,188
— Diluted	2,350,123,270	2,423,489,527	2,621,690,830	2,621,690,830
Net (loss)/earning per share (cent per share)
— Basic	(0.71)	0.05	9.71	1.50
— Diluted	(0.71)	0.05	9.34	1.45
Share-based compensation expenses were included in:
Cost of revenues	—	177	849	131
Research and development expenses	132	24,059	23,660	3,664
Sales and marketing expenses	11	2,980	1,803	279
General and administrative expenses	600	114,760	126,493	19,591

The table below sets forth a reconciliation of net (loss)/income to non-GAAP adjusted net (loss)/income for the period indicated:

	For the Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$
Net (loss)/income	(16,787)	1,204	244,963	37,940
Share-based compensation expense	743	141,976	152,805	23,665
Change in fair value of warrant liability	—	—	(77,676)	(12,030)

Non-GAAP adjusted net (loss)/income	(16,044)	143,180	320,092	49,575